Mail Stop 4561
Via Fax (770) 988-0611

March 3, 2008

Mark Adams
Chief Financial Officer
A.D.A.M., Inc.
1600 RiverEdge Parkway, Suite 100
Atlanta, Georgia 30328

       Re: A.D.A.M., Inc.
       Form 10-K for the Fiscal Year Ended December 31, 2006
       Filed on March 27, 2007
       Forms 8-K filed on May 5, August 7, and November 6, 2007
       File No. 000-26962

Dear Mr. Adams:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

      Sincerely,

      Kathleen Collins
      Accounting Branch Chief